UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Earnings Release

3Q25

EARNINGS CONFERENCE CALL

Friday, November 7, 2025

11:00 a.m. (Brasília) | 09:00 a.m. (New York) | 2:00 p.m. (London)

Videoconference call in Portuguese via Zoom (simultaneous translation): click here

Information and links to access the call are available on our website and our quarterly earnings materials.

ASAI3 B3 **IBOVESPA** B3 **IBRA** B3 **IBRX100** B3 **ISE** B3 **ICO2** B3
ICON B3 **IGC** B3 **IGCT** B3 **ITAG** B3 **IDV** B3 **SMLL** B3 **IGPTW** B3

ASSAÍ
ATACADISTA
ASSAI ATACADISTA

EARNINGS RELEASE 3Q25

ASSAÍ ATACADISTA

*São Paulo, **November 6, 2025** - Assaí Atacadista announces its results for the 3rd quarter of 2025 (3Q25). All comments on EBITDA exclude other operating expenses and income. The interim financial information was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, **CVM** regulations and the technical pronouncements of the Accounting Pronouncements Committee (CPC). **To better represent the financial situation of the business, numbers in this report are shown in the Pre-IFRS 16 view, which excludes the effects of IFRS 16/CPC 06 (R2). Reconciliation with IFRS 16 is available in a specific chapter in this document.***

FOUR-MONTHLY PERFORMANCE (JUL-OCT/25)

IN OCTOBER/25*, SAME-STORE SALES UP +5.2% (vs. OCTOBER/24).
IN THE FOUR-MONTH PERIOD (JUL–OCT/25), WHICH ALLOWS FOR COMPARISON OF THE SHIFT IN THE ANNIVERSARY CAMPAIGN: SAME-STORE SALES GREW +1.3%

3Q25 (vs. 3Q24)

PRE-IFRS 16 EBITDA MARGIN ADVANCES +0.2 p.p. DRIVEN BY THE MATURATION OF STORES AND SERVICES
OPERATING CASH FLOW OF R$ 4.2 BILLION AND FINAL CASH FLOW OF R$ 909 MILLION
LOWEST LEVERAGE SINCE 2021: 3.03x, WITH A R$ 0.5 BILLION REDUCTION IN NET DEBT

SALES

- **Revenue of R$ 20.8 billion (+2.7%)**
- **Two stores opened in 3Q25 and eight in the last 12 months (+2.4% sales area)**
- **Maintaining market share in the same stores view**

PROFITABILITY

Pre-IFRS 16 EBITDA of R$ 1.1 billion: margin of 5.7% (+0.2 p.p.) and growth of +6.0%

- Maturation of new stores and services drives gross margin expansion to 16.7% (+0.3 p.p.)
- Discipline in controlling expenses with growth below inflation
- **EBITDA Post-IFRS16: R$ 1.4 billion and margin of 7.6%** (+0.3 p.p.)
- **9M25 EBITDA margin: Pre-IFRS16 of 5.6%** (+0.3 p.p.) and **Post-IFRS16 of 7.5%** (+0.3 p.p.)

NET INCOME

Net income driven by operational efficiency, despite high interest rates

- **Net Income Pre-IFRS16:** R$ 195 million in 3Q25 and R$ 621 million in 9M25
- **Net Income Post-IFRS 16:** R$ 152 million in 3Q25 and R$ 488 million in 9M25

CASH FLOW

Free cash flow reaches R$ 3.1 billion in the last 12 months

- Efficient working capital management, with improvement of nearly 2 days vs. 2Q25
- Slower pace of expansion and growth of EBITDA LTM (1)
- Final cash flow of R$ 909 million over the last 12 months

LEVERAGE

Deleveraging (2) trajectory: Net Debt / EBITDA of 3.03x (vs. 3.52x in 3Q24)

- Continued reduction of net debt: R$ 0.5 billion (R$ 0.9 billion before receivables)
- Increase of 12% in EBITDA LTM (1), with growth of R$ 0.5 billion
- **Projection: leverage (2) of approximately 2.6x at the end of 2025**

**October 2025 – Not Audited*
(1) Pre-IFRS 16 EBITDA over the last 12 months (LTM), (excluding equity income).
(2) Net Debt + Discounted Receivables/ Adjusted EBITDA Pre-IFRS 16

2

MESSAGE FROM THE CEO

“The quarter was marked by a challenging consumption environment, with the highest interest rate level in 20 years, driving household indebtedness to record highs and reducing purchasing power, especially among lower-income populations. This scenario intensified trade-down movements and changes in consumption habits, particularly in the food service and small retail segments that source their supplies from the cash & carry channel. In this context, we focused on understanding our customers’ current moment, adjusting our commercial strategy and product mix to maximize value capture in our stores. The quarter’s results also reflect our discipline in expense control: we reduced leverage to the lowest level since 2021. We remain focused on financial discipline and operational efficiency which, combined with our leadership — in the sector, in brand value, and in customer preference — open new avenues for growth in the coming years. We therefore enter the last quarter of the year focused on execution and sustainable value creation, attentive to changes in customer behavior and the opportunities they bring for Assaí’s continued evolution. I thank everyone for being with us on this journey of transformation."

Belmiro Gomes

FINANCIAL HIGHLIGHTS

In 3Q25, tax credits totaling R$ 35 million were recognized, impacting on income and social contribution taxes and, consequently, net income. In the first nine months of 2025 (9M25), the amount recognized was R$ 121 million. For comparability purposes, excluding these credits, net income was R$160 million in 3Q25 and R$ 500 million in 9M25.

3

REVENUE REFLECTS CONSTRAINED CONSUMPTION SCENARIO

In the four-month period (Jul–Oct/25), same-store sales grew by +1.3%. The four-month view was disclosed to ensure a proper comparison base, given the shift in the anniversary campaign, which began in the third quarter in 2024, while in 2025 it took place in October. This methodology allows the seasonal effect of the campaign to be isolated, providing a more accurate reading of commercial performance. In October/25, same-store sales grew by +5.2%. Total revenue reached
R$ 28.3 billion in the four-month period (Jul–Oct/25), an increase of 4.2% compared to the same period in 2024.

The performance in the period was impacted by the highest interest rate level in 20 years and rising household indebtedness, which reduced purchasing power, especially among lower-income populations. Sales dynamics shows distinct behaviors between the B2C and B2B clients, which accounted for 58% and 42% of total sales, respectively:

•	B2C: Performance remained stable compared to previous quarters, with a consistent level of trade-down and steady customer traffic. The low-price positioning, combined with recent improvements — such as the addition of butchery, bakery, and deli services, the enhancement of the fruits and vegetables section, and the introduction of self-checkouts — reinforces the attractiveness of the Assaí model for end consumers.

•	B2B: In this segment, we observed stable traffic but a decline in average ticket, driven by lower purchasing volumes from small retailers that serve lower-income consumers and source their supplies from the cash & carry channel. Nielsen data for the third quarter show a performance gap, in volume terms, between formats serving lower-income classes (-8.3%) and those targeting higher-income classes (+2.7%).

In the third quarter of 2025, gross revenue totaled R$ 20.8 billion, an increase of R$ 0.5 billion (+2.7% vs. 3Q24). The performance for the period reflects:

(i) the contribution from the eight stores opened over the last 12 months (+2.6%);

(ii) the continuous evolution of the business model, with ongoing improvements in the shopping experience; and

(iii) the attractiveness of the business model, which drove a +1.4% increase in customer traffic.

In 9M25, gross revenue reached R$ 62.0 billion (+5.8%), an increase of R$ 3.4 billion compared to 9M24, with same-store sales growth of +3.1%.

4

APP-REGISTERED CUSTOMERS DEMONSTRATE A 44% HIGHER FREQUENCY OF VISITS

With over 16 million users, the Meu Assaí app continues to be a strategic asset in enhancing customer loyalty and engagement. The data collected through the app enables a more detailed analysis of consumption patterns, supporting the development of more effective strategies. In 3Q25, store visit frequency among app users was 44% higher than that of unidentified customers, and their average spending was 28% higher. In addition, sales identified through the app corresponded to 46% of total sales in the quarter (vs. 44% in 2Q25).

Partnerships with last mile companies continue to drive sales, expand purchasing options, and deliver greater convenience to consumers. The agreement signed in 2024 with iFood led to a 260% increase in sales through last mile partners in 3Q25 compared to 3Q24.

STORE CONVERSIONS CONTINUE TO DRIVE GROWTH AND
SUPPORT THE IMPROVEMENT OF CONSOLIDATED PROFITABILITY

In 3Q25, the 64 stores converted between 2022 and 2023 achieved average revenue per store of R$ 26.3 million, an increase of 22% over the performance of organic stores opened until 2022. The productivity (sales per square meter) of these converted stores accounted for 92% of the productivity of the organic stores opened until 2022. The EBITDA margin Pre-IFRS16 reached 5.5%, advancing +1.1 p.p. from 3Q24.

In 3Q25, the 47 stores converted from hypermarkets in 2022 achieved an average revenue per store of R$ 27.9 million, representing a +29% increase from the base of organic stores opened until 2022. Additionally, the productivity (sales per square meter) of these converted stores reached 95% of the productivity of organic stores opened until 2022. The EBITDA margin Pre-IFRS16 for these converted stores was 6.2% in 3Q25, increasing +0.8 p.p. compared to 3Q24 and +0.5 p.p. higher than the Company’s consolidated EBITDA margin (+5.7%).

The group of 17 stores converted in 2023, which are still in an earlier stage of maturity compared to the 47 stores converted in 2022, achieved average revenue per store of R$ 22.0 million, slightly surpassing the sales revenue of organic stores opened until 2022. Productivity (sales per square meter) reached 81% of the productivity of organic stores opened in 2022, while the EBITDA margin pre-IFRS 16 surpassed 3%.

Additionally, our commercial galleries project is making steady progress, accelerating the maturation of converted stores by increasing customer traffic, generating additional revenue, and optimizing operational cost efficiency. By the end of 3Q25, the occupancy rate of gross leasable area (GLA) reached 83% (vs. 81% in 3Q24), with revenue of R$ 30 million (+15.4% vs. 3Q24). In 9M25, revenue from commercial galleries reached R$ 90 million, up +15.4% from 9M24.

5

EXPANSION IN 3Q25 STRENGTHENS FOOTPRINT IN DENSELY POPULATED AREAS

In 3Q25, Assaí opened 2 stores in the state of São Paulo—one in São José do Rio Preto, marking the Company’s second unit in the city opened in less than a year, and another in Osasco—further consolidating the Company’s footprint in regions with strong consumer demand. Eight stores were opened in the last 12 months, an addition of 40,000 sqm to the sales area (+2.4% vs. 3Q24).

Additionally, we have already opened one new store in Jacarepaguá (RJ) in 4Q25, bringing our total number of operating stores to 305, in line with our guidance of opening 10 new stores this year.

PROFITABILITY IMPROVEMENT DRIVEN BY STORE MATURATION, EFFICIENT COMMERCIAL STRATEGY, AND STRICT COSTS CONTROL

Gross profit reached R$ 3.2 billion in 3Q25, with margin of 16.7% (+0.34 p.p. vs. 3Q24). In 9M25, gross profit reached
R$ 9.4 billion, with margin of 16.6% (+0.27 p.p. vs. 9M24). This result is explained primarily by:

(i)	the commercial strategy effectiveness, which, even in a challenging consumer environment, enabled a fast assortment adaptation and efficient price management aligned with market competitiveness, resulting in sustainable margin growth;
(ii)	the ongoing maturation of the 80 stores opened over the past three years (representing approximately 27% of our total operating stores); and
(iii)	the continued evolution of our business model, highlighted by the expansion of in-store services, which has enhanced the overall shopping experience. At the end of 3Q25, the Company operated 751 service units (+34% vs. 3Q24), including 262 butcher sections, 250 cold cuts sections, and 239 bakeries.

In 3Q25, selling, general and administrative expenses totaled R$ 2.1 billion, equivalent to 11.2% of net revenue. The efficiency in cost control — even amid the implementation of new ‘pricing and procurement management’, ‘supply’, and ‘people management systems’ — led to a 3.6% nominal increase in expenses compared to 3Q24, below the inflation rate for the period (IPCA: 5.2%).

Equity income (representing an ~18% stake in FIC) reached R$ 17 million in 3Q25 (stable compared to 3Q24). Sales made through the Passaí card, in turn, represented 5.4% of revenues in the period, while the number of cards issued reached 3.5 million (+16,4% vs. 3Q24).

Quarterly EBITDA reached R$ 1.1 billion in 3Q25 (+6.0% vs. 3Q24), with margin of 5.7% (+0.21 p.p. vs. 3Q24). In 9M25, EBITDA came to R$ 3.2 billion (+10.4% vs. 9M24), with margin of 5.6% (+0.26 p.p. vs. 9M24).

6

FINANCIAL RESULT AFFECTED BY HIGH INTEREST RATES

The net financial result totaled R$ 604 million in the quarter, representing 3.2% of net sales (vs. 2.6% in 3Q24), mainly explained by:

(i)	higher yield on financial investments, driven by an increase in the CDI rate compared to the same period last year (3.70% in 3Q25 vs. 2.63% in 3Q24), as well as a higher average cash balance invested in the period (R$ 1.5 billion in 3Q25 vs. R$ 1.3 billion in 3Q24); and
(ii)	the increase in the Debt Burden line, influenced by the higher CDI rate in the period (3.70% in 3Q25 vs. 2.63% in 3Q24), despite the lower net debt in 3Q25 compared to 3Q24. In addition, the Debt Burden line considers the impacts from mark-to-market adjustment, arising from swaps for CDI of debts indexed to IPCA (3 series of CRIs), pre-fixed rate (1 series of CRI) and USD (5 loan operations), with a negative non-cash impact of R$ 16 million in 3Q25 (vs. a negative R$ 18 million in 3Q24).

Note that the "Cost of Receivables Discounted" line reflects the total charges of the operations carried out during 3Q25. The volume of discounted receivables shown in the Net Debt table on page 10 (R$ 2.0 billion) refers exclusively to amounts originally due in the following quarter. In addition to this amount, receivables with maturities within 3Q25 were also advanced. The volume of prepayments depends on the Company's daily cash needs, which vary according to the amounts of the payments made (suppliers, CAPEX, debts, among other obligations).

NET INCOME: OPERATIONAL EFFICIENCY SUPPORTS RESULT DESPITE
ELEVATED INTEREST RATES

Net income Pre-IFRS 16 totaled R$ 195 million in 3Q25, with net margin of 1.0%. In 9M25, net income pre-IFRS 16 amounted to R$ 621 million (+36% vs. 9M24), with net margin of 1.1%. This performance is primarily driven by the maturation of new stores and ongoing expense control, even in the face of a challenging macroeconomic scenario marked by significant pressure on consumer purchasing power and persistently high interest rates, which continue to impact financial results.

7

INVESTMENTS ALIGNED WITH THE LEVERAGE REDUCTION STRATEGY

Investments, which include additions to property and equipment, totaled R$ 222 million in 3Q25 and R$ 463 million in 9M25. The decrease in investments compared to the same period in 2024 is primarily due to the concentration of store openings in the fourth quarter of 2025, as well as the postponement of certain projects. This strategy aligns with the Company’s commitment to financial discipline and leverage reduction.

The expansion schedule for 2025 is advancing as planned, with approximately 10 new stores scheduled to open by the end of the year. To date, 3 stores have been opened — two in the 3rd quarter in the State of São Paulo, and one in October 2025 in Jacarepaguá (Rio de Janeiro) — totaling 305 units in operation.

STRUCTURAL STABILITY OF THE CASH CONVERSION CYCLE

In days of COGS (Cost of Goods Sold)

The cash conversion cycle was 5.9 days in 3Q25, resulting from:

(i)	a 1.2-day change in the Supplier Financing line compared to 3Q24, mainly due to a reduction in Suppliers line, which in 3Q24 was slightly extended to support preparations for the Assaí 50th Anniversary campaign, running from August to November 2024 vs. only October in 2025;
(ii)	the stability (-0.2 day) in the Receivables line in 3Q25 vs. 3Q24.

It is important to highlight the 1.8-day improvement in the cash conversion cycle in 3Q25 vs. 2Q25, driven by enhanced supplier financing following a temporary mismatch between suppliers and inventories in 2Q25.

8

FREE CASH GENERATION REACHES R$ 3.1 BILLION

Operating cash flow totaled R$ 4.2 billion, an increase of R$ 1.5 billion compared to 3Q24. This performance reflects:

i.	the EBITDA growth over the last 12 months, with an increase of R$ 473 million;
ii.	an improvement of R$ 1 billion in working capital, resulting from enhancements in the cash conversion cycle over the period.

Additionally, the Company converted 96% of its EBITDA into operating cash flow, reaffirming its strong cash conversion performance.

Over the last 12 months, free cash generation amounted to a positive R$ 3.1 billion, reversing the amount of -R$1.1 billion reported in 3Q24. This improvement is primarily attributable to reduced capital expenditures (CAPEX) and EBITDA growth, reflecting the Company’s commitment to sustainable cash generation.

The final cash generation was positive R$ 909 million in 3Q25, a significant improvement compared to 3Q24 (-R$ 2.9 billion). This result underscores the effectiveness of our initiatives focusing on CAPEX control, operational efficiency, and profitability, all of which are essential to sustaining our deleveraging process.

9

CONTINUED NET DEBT REDUCTION AND EBITDA GROWTH LEAD TO THE
LOWEST LEVERAGE RATIO SINCE 2021

(1) Gross debt net of derivative financial instruments
(2) Represents the balance of discounted receivables maturing in the following quarter (excluding the cost of receivables anticipation)
(3) Between 4Q21 and 4Q24, the Net Debt + Discounted Receivables indicator included the outstanding balance related to the acquisition of hypermarkets. The payment for this acquisition was completed in 1Q24
(4) Adjusted EBITDA pre-IFRS 16 for the last 12 months (excluding equity income)

The leverage ratio, measured by the net debt/EBITDA pre-IFRS 16, reached 3.03x in 3Q25, its lowest level since 2021 and a 0.49x decrease compared to 3Q24. This performance reflects our ongoing efforts to reduce both gross and net debt, supported by a focused strategy to optimize our debt profile, lower average costs of debt, and extend maturities and EBITDA improvement.

At the end of the period, the balance of discounted receivables maturing in the following quarter stood at R$ 2.0 billion, with an average term of 10 days. The prepayment of receivables is an operation typical to the retail sector and the Brazilian market and a relevant component of the Company's treasury management, which manages the cash balance invested and the amount of receivables available for discount.

(1) LTM Pre-IFRS16 EBITDA (excluding equity income)
(2) Between 4Q21 and 4Q24, the Net Debt + Discounted Receivables indicator included the outstanding balance from the hypermarket acquisition. The payment for the hypermarket acquisition was completed in 1Q24
(3) Contractual Ratios: [Gross Debt (-) Cash (-) Accounts Receivable with 1.5% Discount] / [Gross Profit (+) Logistics Depreciation (-) SG&A]

10

CASH AND CASH EQUIVALENTS TOTAL R$ 6.0 BILLION

At the end of 3Q25, cash and cash equivalents totaled R$ 6.0 billion, including receivables not discounted (with liquidity available on D+1), representing an increase of 2.4% compared to 3Q24.

Cash and cash equivalents, which include the cash balance at the end of the period and unsold receivables, has increased alongside the average cash invested, which reached R$ 1.523 billion in 3Q25. For comparison, the average cash was
R$ 1.325 billion in 3Q24, R$ 1.917 billion in 4Q24, R$ 1.845 billion in 1Q25, and R$ 1.764 billion in 2Q25.

11

ADVANCES IN ESG

Assaí continues promoting prosperity for everyone, from sun to sun, through a robust and effective sustainability strategy, ensuring that our growth creates value for both society and the environment.

Our three strategic pillars are:

•	Efficient operations: we innovate our operations to reduce impact on the climate and ensure more responsible supply chains.
•	People and community development: we promote prosperity for all, with growth opportunities for employees, entrepreneurs and communities.
•	Ethical and transparent management: we construct ethical and transparent relationships guided by ESG good practices.

The main highlights of 3Q25 were:

EFFICIENT OPERATIONS

•        Definition of a target to achieve zero landfill in all operations by 2035, as part of our climate change strategy.

•	Reuse of 45.5% of the waste produced by the Company (+2.7 p.p. vs. 3Q24), as a result of:
o	strengthened waste management and monitoring across all units;
o	increase in the volume sent for composting (+143.4% vs. 3Q24);
o	increase in the number of stores participating in the Destino Certo Program, which prevents produce from being sent to landfills (294 stores, +11.4% vs. 3Q24).

ETHICAL AND TRANSPARENT MANAGEMENT

•	Recognition in the ESG Integrity Yearbook, which highlights the 100 leading companies in environmental, social, and governance practices in Brazil: 1st place in food retail, 3rd in overall retail trade, and 43rd in the general ranking.

PEOPLE AND COMMUNITY DEVELOPMENT

•	Assaí remains committed to promoting an increasingly diverse and inclusive workplace:
o	45.7% of Black people in leadership positions (managers and above), +2.6 p.p. compared to 3Q24;
o	25.3% of women in leadership positions (managers and above), +0.2 p.p. compared to 3Q24; and
o	1,145 migrant and refugee employees: 1.3% of the personnel (+0.3 p.p. vs. 3Q24).
•	Through the Assaí Institute, the Company continues to promote opportunities and pave the way for prosperity for people and communities:
o	2.100 food entrepreneurs received financial support and technical training during the 8th edition of the Academia Assaí Award, which selected 30 regional winners, 3 national winners, and 3 special category winners (technology, innovation, sustainability).
o	Support for the Run and Walk Against Hunger, resulting in the donation of 3 tons of food, underscoring our commitment to sports as a catalyst for social transformation.
o	Over 70 employees volunteered in initiatives carried out in Brasília, São Paulo, and Belém. About 500 people were benefited, including quilombola families.

12

AWARDS AND RECOGNITIONS

•	Most Valuable Brands in Food Retail (TM20 Branding in partnership with Infomoney): the most valuable brand in Brazil in the food retail category.
•	Folha Top Of Mind: For the 4th straight year, Assaí was the most remembered brand in the supermarket and wholesale sectors;
•	Ibevar-Fia: 1st place among the most admired companies in the Consumers category, within the cash & carry segment; 2nd place in the ranking of the largest retailers, in the hypermarket and cash & carry segment; and one of the most efficient operational retail organizations, based on overall productivity;
•	Veja Negócios: the Company achieved 1st place in the retail ranking by net sales in 2024;
•	Experience Awards: For the 5th consecutive year, Assaí received the “Customer Recommended” seal, which recognizes the most recommended brands by consumers, in the wholesale and cash & carry category;
•	Latin America Executive Team - Extel: 3rd most awarded company across multiple categories, including CEO, Investor Relations Professional, and Board of Directors, earning the distinction of Most Honored Company Overall, in the MidCap category;
•	Best Companies in Media Relations: For the 3rd consecutive year, Assaí was one of the top companies in the cash & carry segment in terms of effective communication with journalists;
•	Idiversa B3: For the 3rd consecutive year, the Company is included in the B3 index that brings together companies with the highest levels of diversity in management and leadership;
•	ESG Integrity Yearbook: Ranked 43rd among the 100 companies with the best ESG practices, and recognized as the top performer in the food retail sector;
•	Named one of the Best Companies for LGBTQIA+ People (HRC Equidade BR): The Company was certified for fostering an inclusive work environment.

ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí Atacadista is a corporation (company without a single controlling shareholder) that has been operating for over 50 years in the cash & carry segment and is the largest and most present Brazilian company in the food retail sector (Brazilian Supermarkets Association (Abras) and NielsenIQ Homescan). It is also Brazil's most valuable brand in the sector (Interbrand, Brand Finance and TM20), having achieved the highest ranking ever for a Brazilian company in the Global Powers of Retailing 2025 ranking by Deloitte, among the 100 largest retailers in the world based on financial performance (92nd position).

Established in São Paulo (SP), Assaí serves merchants and consumers who seek greater savings in retail or cash & carry purchases, leading the innovation proposal in the format. Currently, it has more than 300 stores across all regions in Brazil (24 states and the Federal District) and over 90,000 employees, being recognized by GPTW as the best food retail company to work for (companies with more than 10,000 employees).

Assaí's shares are the only ones from a cash & carry company listed on the Brazilian Stock Exchange (B3 - ASAI3). A strong cash generator, it grows year after year and, in 2024, recorded revenues of R$ 80.6 billion. Recognized for its strong social work, it has the Assaí Institute, which, since 2022, has been working on social impact actions in support of entrepreneurship, promotion of sports, and food security.

13

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Aymar Giglio

Acting CFO

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Guilherme Muniz

Marcel Silva

E-mail: ri.assai@assai.com.br

Website: https://ri.assai.com.br/

14

IFRS 16 IMPACTS

With the adoption of IFRS16 in January 2019, a few income statement lines are affected.
The table shows the key changes:

FORFAITING

In 3Q25, the Company acted as an intermediary in operations related to the prepayment of receivables to suppliers (forfaiting operation), resulting in revenue of R$ 39 million. It is worth noting that there are no financial charges for the Company, and these liabilities are not considered net debt. Also, in accordance with the guidance of CVM SNC/SEP Official Letter No. 01/2022, Management concluded that there are no significant impacts, since the essence of the transactions was maintained. The balance payable for these operations totaled R$ 482 million as of September 30, 2025 (related to products), compared to R$ 938 million as of December 31, 2024 (R$ 779 million for products and R$ 159 million for property and equipment) vs. R$ 932 million as of September 30, 2024 (R$ 789 million related to products and R$ 143 million to property and equipment). According to note 14.2 of the interim financial information as of September 30, 2025.

15

APPENDICES

OPERATIONAL INFORMATION

I – Number of stores and sales area

Since the start of conversions (3Q22), six stores have been closed: one in 3Q22, three in 4Q22, one each in 2Q23 and 3Q23. Furthermore, the sales area of six stores in operation was expanded through the conversion project, of which one in 3Q22, four in 4Q22, and one in 4Q24.

16

FINANCIAL INFORMATION

The interim financial information (excluding appendix II) was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC).

II - Income Statement (Pre-IFRS 16)

17

III - Income Statement (Post-IFRS 16)

(R$ million)	3Q25	3Q24	Δ%	9M25	9M24	Δ%
Gross Revenue	**20.764**	**20.217**	**2,7%**	**61.934**	**58.512**	**5,8%**
Net Revenue	**18.956**	**18.563**	**2,1%**	**56.510**	**53.656**	**5,3%**
Cost of Goods Sold	**(15.745)**	**(15.490)**	**1,6%**	**(46.999)**	**(44.791)**	**4,9%**
Depreciation (Logistic)	(29)	(20)	45,0%	(84)	(62)	35,5%
Gross Profit	**3.182**	**3.053**	**4,2%**	**9.427**	**8.803**	**7,1%**
Selling Expenses	(1.534)	(1.476)	3,9%	(4.582)	(4.396)	4,2%
General and Administrative Expenses	(252)	(253)	-0,4%	(732)	(652)	12,3%
Selling, General and Adm. Expenses	**(1.786)**	**(1.729)**	**3,3%**	**(5.314)**	**(5.048)**	**5,3%**
Equity income	17	17	0,0%	53	49	8,2%
Other Operating (Expenses) Revenue, net	-	6	-100,0%	(8)	(2)	300,0%
Depreciation and Amortization	(410)	(391)	4,9%	(1.221)	(1.155)	5,7%
Earnings Before Interest and Taxes - EBIT	**1.003**	**956**	**4,9%**	**2.937**	**2.647**	**11,0%**
Financial Revenue	134	76	76,3%	335	173	93,6%
Financial Expenses	(1.013)	(837)	21,0%	(2.844)	(2.413)	17,9%
Net Financial Result	**(879)**	**(761)**	**15,5%**	**(2.509)**	**(2.240)**	**12,0%**
Income Before Income Tax	**124**	**195**	**-36,4%**	**428**	**407**	**5,2%**
Income Tax and Social Contribution	28	(39)	-171,8%	60	(68)	-188,2%
Net Income for the Period	**152**	**156**	**-2,6%**	**488**	**339**	**44,0%**
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	**1.442**	**1.367**	**5,5%**	**4.242**	**3.864**	**9,8%**
Adjusted EBITDA [(1)]	**1.442**	**1.361**	**6,0%**	**4.250**	**3.866**	**9,9%**

(R$ million)	3Q25	3Q24	Δ p.p.	9M25	9M24	Δ p.p.
Gross Profit	**16,8%**	**16,4%**	**0,4 p.p.**	**16,7%**	**16,4%**	**0,3 p.p.**
Selling Expenses	-8,1%	-8,0%	-0,1 p.p.	-8,1%	-8,2%	0,1 p.p.
General and Administrative Expenses	-1,3%	-1,4%	0,1 p.p.	-1,3%	-1,2%	-0,1 p.p.
Selling, General and Adm. Expenses	**-9,4%**	**-9,3%**	**-0,1 p.p.**	**-9,4%**	**-9,4%**	**0,0 p.p.**
Equity Income	0,1%	0,1%	0,0 p.p.	0,1%	0,1%	0,0 p.p.
Other Operating (Expenses) Revenue, net	0,0%	0,0%	0,0 p.p.	0,0%	0,0%	0,0 p.p.
Depreciation and Amortization	-2,2%	-2,1%	-0,1 p.p.	-2,2%	-2,2%	0,0 p.p.
EBIT	**5,3%**	**5,2%**	**0,1 p.p.**	**5,2%**	**4,9%**	**0,3 p.p.**
Net Financial Result	**-4,6%**	**-4,1%**	**-0,5 p.p.**	**-4,4%**	**-4,2%**	**-0,2 p.p.**
Income Before Income Tax	**0,7%**	**1,1%**	**-0,4 p.p.**	**0,8%**	**0,8%**	**0,0 p.p.**
Income Tax	0,1%	-0,2%	0,3 p.p.	0,1%	-0,1%	0,2 p.p.
Net Income for the Period	**0,8%**	**0,8%**	**0,0 p.p.**	**0,9%**	**0,6%**	**0,3 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**7,6%**	**7,4%**	**0,2 p.p.**	**7,5%**	**7,2%**	**0,3 p.p.**
Adjusted EBITDA [(1)]	**7,6%**	**7,3%**	**0,3 p.p.**	**7,5%**	**7,2%**	**0,3 p.p.**

[(1)] *Adjusted for Other Operating Revenue (Expenses)*

18

IV - Balance Sheet (Post-IFRS 16)

19

V - Cash Flow (Post-IFRS 16)

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.